Snipp Announces the Launch of the Cannabis Marketing Resource Center

(CMRC), a One of a Kind Resource for Cannabis Marketing Executives to

Leverage Snipp’s Ten-Year Expertise in Regulated Industries Such as Alcohol,

Pharma, Tobacco and Arms & Ammunition Marketing

TORONTO, March 13, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has created an industry first marketing resource for the Cannabis Industry – The Cannabis Marketing Resource Center (“CMRC”). The CMRC brings together all of the accumulated knowledge that Snipp has acquired in designing and launching marketing programs in regulated industries, namely:

1.

Alcohol – Beer, Wine, Spirits

2.

Pharmaceuticals – Over the Counter (OTC) and Prescription Drugs

3.

Tobacco – Cigars, Cigarettes, Tobacco

4.

Arms & Ammunition – Small Arms, Guns, Bullets

5.

3-Tier Tax Systems – Manufacturer to Distributor to Retailer

The resource center’s mission is to help its members understand both consumer and business-to-business marketing best practices successfully used in the past by the largest players in these mature and established industries. The goal is to also help Cannabis marketers hit the ground running and take advantage of the deep expertise and flexible technology platforms engineered by Snipp for these industries, thereby enabling cannabis-related companies to more easily launch sophisticated solutions that are legally-compliant. Members can join for free and get access to a wealth of detailed case studies, periodic webinars and one on one consultation time with our design and deployment teams, which include employees with deep crossindustry, legal and technical knowledge.

Snipp has enabled a simple application process that can be accessed at www.snipp.com/CMRC. Qualified applicants will receive a welcome email along with further instructions.

According to Atul Sabharwal, Chief Executive Officer at Snipp, “We are very excited to announce the Cannabis Marketing Resource Center. Having access to such a wealth of knowledge will allow the industry to launch sophisticated, compliant and responsible programs that will enable all of the players along the chain - from manufacturers to distributors to retailers and the associated accessory providers -- to plan for a future that will resemble the experience of very similar regulated industries. This is familiar ground for Snipp as a veteran provider for these sectors, so we have the tools to help cannabis companies as they begin to face the inevitable pressures that come with competition, particularly in the areas of customer acquisition and retention, along with the ongoing task of managing competing priorities among manufacturers, distributors and retailers. Our deep expertise in Pharma programs will also help players in the medical cannabis space better equip themselves to work with the medical community.

We are excited by the interest we are getting from leading companies in this space, many of whom have now received licenses not only to grow Cannabis but also to distribute through established retail channels like Shoppers Drug Mart. Snipp already carries out multiple programs within Shoppers for a variety of brands and is very familiar with the dynamics of competitive selling for manufacturers who are reliant on their retail partners to drive sales of their products.

In the US, we are already in discussions with the leading Cannabis chain store in Colorado and with one of the largest global manufacturers of accessories for the Cannabis industry. Moreover, we already work closely with multiple brands of a $40+ Billion USD Fortune 500 Company in the Wines and Spirits space, who recently made a $191MM investment in a world leading diversified Cannabis company based in Canada to bring Marijuana infused drinks to the Canadian market. With this background, we are very well positioned to service the needs of this nascent marketplace and drive adoption of our solutions in yet another industry vertical.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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